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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  -----------------

                                  AMENDMENT NO. 5 TO

                                    SCHEDULE 14D-9

                  Solicitation/Recommendation Statement Pursuant to
               Section 14(d)(4) of the Securities Exchange Act of 1934

                                  -----------------

                          KANSAS CITY POWER & LIGHT COMPANY
                              (Name of Subject Company)

                          KANSAS CITY POWER & LIGHT COMPANY
                          (Name of Person Filing Statement)

                              COMMON STOCK, NO PAR VALUE
                           (Title of Class of Securities)

                                  -----------------

                                      485134100
                        (CUSIP Number of Class of Securities)

                                  -----------------

                                JEANIE SELL LATZ, ESQ.
                      SENIOR VICE PRESIDENT, CORPORATE SECRETARY
                               AND CHIEF LEGAL OFFICER
                          KANSAS CITY POWER & LIGHT COMPANY
                                     1201 WALNUT
                           KANSAS CITY, MISSOURI 64106-2124
                                    (816) 556-2200
               (Name, address and telephone number of person authorized
                    to receive notice and communications on behalf
                           of the person filing statement)

                                  -----------------

                                       Copy to:

                               NANCY A. LIEBERMAN, ESQ.
                         SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                   919 THIRD AVENUE
                                  NEW YORK, NY 10022
                                    (213) 735-3000

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    This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

    Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    On July 11, 1996, Western Resources and Mr. Rives filed with the U.S. Court of Appeals for the Eighth Circuit a brief entitled Respondents' Memorandum in Opposition to Petitioner's Writ of Mandamus. Western Resources and Rives contend that a writ of mandamus should not issue because: (i) Rives has demonstrated "good cause" to discover privileged documents, and Rives' interests as a KCPL shareholder in this litigation are identical to Western Resource's interests; and (ii) KCPL waived the attorney-client privilege by
(a) placing legal advice at issue when KCPL commenced an action seeking a declaratory judgment that the Merger Agreement did not violate the law or involve a breach of fiduciary duty and (b) disclosing privileged information to Merrill Lynch, its investment adviser.

    On July 11, 1996, Mr. Manson filed with the U.S. Court of Appeals for the Eighth Circuit a brief entitled Intervenor Jack R. Manson's Response to Petition for Writ of Mandamus. Mr. Manson contends that a writ of mandamus should not issue because: (i) KCPL waived the attorney-client privilege by placing legal advice at issue when KCPL commenced an action seeking a declaratory judgment that the Merger Agreement did not violate the law or involve a breach of fiduciary duty; and (ii) he has shown "good cause" to discover privileged documents under GARNER V. WOLFINBARGER, 430 F.2d 1093 (5th Cir. 1970), CERT. DENIED, 401 U.S. 974 (1971).

    On July 11, 1996, UCU filed with the U.S. District Court for the Western District of Missouri, Western Division, UtiliCorp United Inc.'s Motion to Intervene and a proposed Answer of Intervenor UtiliCorp United Inc. With this motion, UtiliCorp seeks to intervene as a Counterclaim Defendant, aligned with Counterclaim Defendants KCPL and the members of the KCPL Board, and file an answer to Count I of the Counterclaim of Western Resources and Robert L. Rives.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibit is filed herewith:

Exhibit [48]:   Solicitation materials distributed to KCPL shareholders on
July 13, 1996.


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                                      SIGNATURE

    After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                  KANSAS CITY POWER & LIGHT COMPANY


                                  By: /s/ Jeanie Sell Latz
                                     ---------------------
                                     Jeanie Sell Latz
                                     Senior Vice President-Corporate Services

Dated:  July 15, 1996


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                                    EXHIBIT INDEX

Exhibit No.             Description                             Page
- -----------             -----------                             ----

Exhibit [48]            Solicitation materials distributed
                        to KCPL shareholders on
                        July 13, 1996


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